SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549
                              ----------------

                                 FORM 8-A/A
                              AMENDMENT NO. 1

             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                 PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                              ----------------

                           ALLTRISTA CORPORATION
           (Exact name of registrant as specified in its charter)

                   Indiana                  35-1828377
           (State of incorporation        (I.R.S. employer)
               or organization)           identification no.)

                           Alltrista Corporation
             5875 Castle Creek Parkway, North Drive, Suite 440
                           Indianapolis, Indiana
                  (Address of principal executive offices)

                                   46250
                                 (zip code)
                              ----------------

  Securities to be registered pursuant to Section 12(b) of the Act:

                                                 Name of each exchange
Title of each class                              on which each class is
 to be registered                                    to be registered

Preferred Stock                                  New York Stock Exchange
Purchase Rights

     Securities to be registered pursuant to Section 12(g) of the Act:

                                    None
                              (Title of class)


ITEM  1.    DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

            The response to Item 1 is hereby amended to read in its entirety as follows:

            Alltrista Corporation (the "Company") entered into a Rights Agreement, dated as of March 22, 1993, as amended and restated as of May 7, 1999, between the Company and First Chicago Trust Company of New York (the "Rights Agreement"), with respect to the declaration of one right (a "Right") in respect of each share of common stock (the "Common Stock") held of record as of the close of business on March 22, 1993. The Board of Directors of the Company also authorized the issuance of one Right for each share of Common Stock issued after March 22, 1993 and prior to the earliest of the Distribution Date, the redemption of the Rights and the expiration of the Rights. Except as set forth below and subject to adjustment as provided in the Rights Agreement, each Right entitles the registered holder thereof to purchase from the Company a unit consisting of one one-hundredth of a share (a "Unit") of Series A Junior Participating Preferred Stock (the "Preferred Stock") of the Company, at an exercise price of $45.00 per Right (the "Purchase Price").

            Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earliest of (i) the close of business on the tenth day following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the outstanding shares of Common Stock (the date of such announcement being the "Stock Acquisition Date"), or (ii) the close of business on the tenth business day (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group holding 10% or more of the outstanding shares of Common Stock. In addition to other limited exceptions, a person who has reported or is required to report ownership of the Company on Schedule 13G under the Securities Exchange Act of 1934, as amended (the "Exchange Act") (or any comparable or successor report) or on
Schedule 13D under the Exchange Act (or any comparable or successor report) which Schedule 13D does not state any intention to or reserve the right to control or influence the management or policies of the Company or engage in any of the actions specified in Item 4 of such Schedule (other than the disposition of the Common Stock) is exempt from the definition of "Acquiring Person" unless and until such person acquires more than 15% of the outstanding Common Stock.

            Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) Common Stock certificates issued after the March 22, 1993 will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for shares of Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates.

            The Rights are not exercisable until the Distribution Date and will expire at the close of business on March 22, 2003, unless earlier redeemed by the Company as described below.

            As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Shares of Common Stock issued after the Distribution Date will be issued with Rights if such shares are issued pursuant to the exercise of stock options or under an employee benefit plan, or upon the conversion of securities issued after adoption of the Rights Agreement. Except as otherwise determined by the Board of Directors, no other shares of Common Stock issued after the Distribution Date will be issued with Rights.

            In the event that any Person becomes an Acquiring Person (except pursuant to an offer for all outstanding shares of Common Stock which the independent directors determine to be fair to and otherwise in the best interests of the Company and its shareholders), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Exercise Price of the Right. The Exercise Price is the Purchase Price multiplied by the number of Units issuable upon exercise of a Right prior to the event described in this paragraph (initially, one). Notwithstanding the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

            In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction, (ii) any person merges with and into the Company and the Company shall be the surviving entity and in connection with the merger all or a part of the Company's common stock shall be changed into or exchanged for other securities, cash or other property, or (iii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. Clauses (i) and (ii) of the preceding sentence will not apply to a merger which follows an offer approved by the independent directors in the manner described in the preceding paragraph. The events set forth in this paragraph and in the preceding paragraph are referred to as the "Triggering Events."

            The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution
(i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for shares of Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

            With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

            At any time until twenty days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price") (payable, at the election of the Company, in cash, Common Stock or such other consideration as the Board of Directors may determine). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

            In addition, at any time after any person becomes an Acquiring Person, at the election of the Board of Directors of the Company, the outstanding Rights (other than those beneficially owned by an Acquiring Person or an affiliate or associate of an Acquiring Person) may be exchanged, in whole or in part, for shares of Common Stock at an exchange ratio of one share of Common Stock per Right. Immediately upon the action of the Board of Directors of the Company authorizing any such exchange, and without any further action or any notice, the Rights (other than Rights which are not subject to such exchange) will terminate and the Rights will only enable holders to receive the shares issuable upon such exchange.

            Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

            Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

            As of August 1, 1999, there were 6,762,166 shares of Common Stock outstanding. Each share of outstanding Common Stock has one Right attached thereto. Until the Distribution Date, the Company will issue one Right with each share of Common Stock that shall become outstanding so that all such shares will have attached Rights.

            The Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit A the Certificate of Designations, Preferences and Rights of Series A Junior Participating Preferred Stock and as Exhibit B the Form of Rights Certificate, is attached hereto as an exhibit and incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibit.

ITEM 2.           EXHIBITS.

            The response to Item 2 is hereby amended to read in its entirety as follows:

      1. Rights Agreement, dated as of March 22, 1993, as amended and restated as of May 7, 1999, between Alltrista Corporation and First Chicago Trust Company of New York which includes as
            Exhibit A the Certificate of Designations, Preferences and Rights of Series A Junior Participating Preferred Stock and as Exhibit B the Form of Rights Certificate (incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q filed on May 12, 1999).



                                 SIGNATURE


            Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                    ALLTRISTA CORPORATION


                                    By: /s/ Thomas B. Clark
                                    ___________________________________
                                       Name:  Thomas B. Clark
                                       Title: President and Chief Executive
                                                Officer


Date:  September 8, 1999




                               EXHIBIT INDEX



                                    None